ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Mycom Group, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Simultaneously with the effective date of this Certificate of Amendment (the "Effective Date") all issued and outstanding shares of Common Stock, par value $.01 per share ("Existing Common Stock") shall be and hereby are automatically combined and reclassified (the "Reverse Split"), such that each five shares of Existing Common Stock shall be combined and reclassified (the "Reverse Split") as one (1) share of issued and outstanding Common Stock, par value $.01 per share ("New Common Stock"). The Corporation shall not issue fractional shares on account of the Reverse Split. Any fractional share resulting from such change shall be rounded upward to the nearest whole share. Share interests due to rounding are given solely to save expense and inconvenience of issuing fractional shares and do not represent bargained for consideration.

The Corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Existing Common Stock in exchange for certificates representing Existing Common Stock. From and after the Effective Date, certificates representing shares of Existing Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock. From and after the Effective Date, the term "New Common Stock" as used in this amendment shall mean Common Stock as provided in the Articles of Incorporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 5,580,928

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.